SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

The shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”) are hereby convened, pursuant to Article 5, paragraph 1 of the Bylaws, to attend the Company’s Extraordinary Shareholders’ Meeting, to be held on November 24, 2021, at 11:00 a.m., exclusively digital pursuant to CVM Instruction 481, of December 17, 2009, as amended by CVM Instruction 622, of April 17, 2020, to resolve on the following agenda:

EXTRAORDINARY SHAREHOLDERS' MEETING

I.	Elect a member to the Eligibility and Advisory Committee.
II.	Elect a member of the Board of Directors for a mandate term until the 2022 Annual General Meeting.
III.	Classification of a member of the Board of Directors as an independent member.
IV.	Elect a sitting member and its respective alternate member of the Fiscal Council, for a mandate term until the 2022 Annual General Meeting.
V.	Rectify the annual global compensation of the Management and of the members of the audit committee and fiscal council for the fiscal year of 2021, approved at the Annual Shareholders’ Meeting of April 29, 2021.

The Extraordinary Shareholders’ Meeting will be held exclusively through a digital platform, in which shareholders can participate directly, through an attorney-in-fact, or by submitting a Remote Voting Form (“RVF”).Rules and procedures for the participation of shareholders in the Shareholders’ Meeting are detailed on the Shareholders’ Meeting Guide, available on the Company’s website, ri.sabesp.com.br.

Shareholders who are willing to participate through the digital platform made available by the Company must send the required documents for participation until 11 am of November 23, 2021, according to the instructions disclosed on the Shareholders’ Guide.

Lastly, it’s important to stress that required documents and personal data for accreditation and participation on the meeting are solely used for this purpose and its handling is justified under the terms of Article 7, II, Law 13,709/2018 (compliance with legal obligation), based on Law 6,404/76 and correlated rules.

São Paulo, October 22, 2021.

Mario Engler Pinto Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 25, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.